CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 30, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director Division of Corporation Finance

	Re:	CNX Coal Resources LP Amendment No. 8 to Registration Statement on Form S-1 Filed June 30, 2015 File No. 333-203165

Ladies and Gentlemen:

Set forth below are the responses of CNX Coal Resources LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 30, 2015, with respect to Amendment No. 8 (“Amendment No. 7”) to the Partnership’s Registration Statement on Form S-1 filed with the Commission on June 30, 2015 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 9 to the Registration Statement (“Amendment No. 9”) with the Commission. For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 9 marked to show all changes made since the filing of Amendment No. 8.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 9, unless otherwise indicated.

U.S. Coal Consumption (tons in millions), page 122

1.	Please revise the 2025E column as appropriate, as the individual amounts do not total 1,005 m. tons.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 122 .

Securities and Exchange Commission

United States Coal Production, page 128

2.	We note the forecasted coal production by region on page 128. Please revise to include the date for the source of the Wood Mackenzie information. In addition, please update as applicable.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that all Wood Mackenzie information is as of June 2015. Please see page 118.

3.	We note your disclosure regarding the “[r]elatively stable demand for coal produced in the Northern Appalachian Basin” on page 126. In particular, we note the revised disclosure regarding the decline to 85 million tons per year expected to be produced by 2035. Please further revise to discuss the factors expected to contribute to the decline and advise why you continue to refer to demand as “relatively stable” given the expected decline. Please revise the risk factors section to disclose and quantify the anticipated decline in coal production.

Response: We acknowledge the Staff’s comment and respectfully submit that projected production CAGR (through 2035) for the Northern Appalachian Basin was revised from (0.1%) to (1.5%) which does reflect a higher decline than originally forecasted but reflects relative stability as compared to the Central Appalachian Basin which is declining at a (4.6%) CAGR. However, we have revised the registration statement to replace the phrase “Relatively stable” with “Modest decline in.” Please see page 126.

4.	Please also revise the second bullet point on page 126 to reflect the total expected drop in demand from 2014 through 2035, including both the amount and percentage.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 126.

Exhibits

5.	As the information attributed to Wood Mackenzie has changed, please file an updated consent.

Response: We acknowledge the Staff’s comment and have filed an updated consent of Wood Mackenzie with the Registration Statement.

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Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter
Chief Financial Officer and
Chief Accounting Officer
CNX Coal Resources GP LLC

cc:	Brett E. Braden, Latham & Watkins LLP
David P. Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.